SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an english translation of the letter dated November 30, 2012 filed by the company with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires

By letter dated November 30, the Company informed the acquisition of 50% of the outstanding shares of Entertainment Holdings SA, a company that owns 100% of the shares of Boulevard Norte SA and 100% of the shares of Entretenimiento Universal SA.

Boulevard Norte SA has, through a subsidiary, 50% of the shares and voting rights of La Rural SA, which has the rights for commercial use of "Predio Ferial de Palermo" (“Palermo’s Fairgrounds”) of the Autonomous City of Buenos Aires. Thus, APSA’s non-controlling and indirect interest in La Rural SA reaches 25% of outstanding shares and voting rights.

Additionally, Entretenimiento Universal SA was primarily engaged in the organization of certain events in Palermo’s Fairgrounds.

The amount of the transaction was set at ARS 32.0 million, which has already been fully paid.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)
December 3, 2012
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets